Consumer Portfolio Services, Inc.
19500 Jamboree Road Irvine, California 92612 Facsimile (949) 753-6897 Telephone (949) 753-6800

January 5, 2012

VIA EDGAR

Mr. William Schroeder, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Consumer Portfolio Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed May 2, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
File No. 001-14116

Dear Mr. Schroeder:

Thank you for your call yesterday, in which you discussed with us a question you had regarding our letter dated December 15, 2011.  In that letter we responded to certain comments of the staff.  In our conversation, you questioned whether the figures that we provided in Appendix A to our letter were correct or consistent.

Your question is well-taken.  On further review, we find that our presentation of shareholders’ equity in the Appendix A previously provided was inconsistent between the years ended December 2009 and December 2010.  As a result, the figures we provided in that Appendix A for the year ended December 2010, on an “as corrected” and “net effect” basis, were incorrect.  We are therefore submitting with this letter a corrected Appendix A.

Also, our discussion of shareholders’ equity in the letter itself reflected the same inconsistency.  The error appears only in our quantitative review of 2010, which was part (b) II of the prior letter.  The discrepancy would cause us to change three figures that appeared in our discussion:

•	A reference in paragraph (b) II.C to a cumulative 2010 adjustment of $489,000 becomes a reference to a cumulative adjustment of $2.1 million

•	A reference in paragraph (b) II.C to that amount being five-tenths of one percent becomes a reference to that amount being 2.3%

•	A second reference, in paragraph (b) II.D, to that amount being five-tenths of one percent becomes a second reference to that amount being 2.3%.

U.S. Securities and Exchange Commission
File No. 001-14116
January 5, 2012

None of these changes causes us to change any of our conclusions regarding the lack of materiality.  Neither, we submit, should anyone’s conclusions be for that reason altered.

We would appreciate it if you would consider our discussion of our quantitative review of the year ended December 2010, in the prior letter, to be replaced with the following, which is revised only as noted in the three bullet points above.

…

(b) Materiality analysis

…

I.	Quantitative review for 2009
…
II.	Quantitative review for 2010

A.	Fluctuations in warrant values during the year would have resulted in a decrease of interest expense of $651,000, or eight tenths of one percent, compared to the amount previously reported.

B.	We incurred and reported a substantial loss for 2010 ($33.8 million). The decreased interest expense of $651,000 would have decreased the net loss by only 1.9%.

C.
As at December 31, 2009, the appropriate reference for comparison of Shareholders’ Equity is the beginning equity for 2009, again because that figure represents a normalized capital account.  The cumulative 2010 adjustment of $2.1 million (comprising both the change in interest expense and reclassification of the warrant) would represent only 2.3% of the 2009 beginning equity.

D.
We concluded that, even combining both the cumulative catch-up adjustment and the adjustment for the 2010 period, the adjustments are immaterial to the balance sheet.   The change to normalized equity is 2.3%, clearly immaterial in relation to our large operating loss.  The decrease in the net loss of 1.9% (please take note that it would have been a decrease for 2010, though it would have been a comparably small increase for 2009) is likewise quantitatively immaterial. Thus the adjustments are also immaterial to our results of operations.

….

*********

As part of our response, we acknowledge that the registrant is responsible for the adequacy and accuracy of the disclosures in its filings; that the staff’s comments or changes to disclosure in response to staff

U.S. Securities and Exchange Commission
File No. 001-14116
January 5, 2012

comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey P. Fritz
Jeffrey P. Fritz
Chief Financial Officer

	Consumer Portfolio Services, Inc.
	SAB 99 Materiality Analysis for Error in Accounting for Warrants
	Dollars in thousands

	For the reporting year ended December 31, 2009
	As Originally Reported

	Quarter Ended	Quarter Ended	Six Months Ended	Quarter Ended	Nine Months Ended	Quarter Ended	Year Ended
	Mar-09	Jun-09	Jun-09	Sep-09	Sep-09	Dec-09	Dec-09

Net Loss	$(510)	$(5,954)	$(6,464)	$(4,307)	$(10,771)	$(46,436)	$(57,207)

Shareholders' Equity	$89,518		$83,742		$80,487		$35,577

	As Corrected for Effect of Immaterial Error

	Quarter Ended	Quarter Ended	Six Months Ended	Quarter Ended	Nine Months Ended	Quarter Ended	Year Ended
	Mar-09	Jun-09	Jun-09	Sep-09	Sep-09	Dec-09	Dec-09

Net Loss	$(572)	$(5,985)	$(6,557)	$(5,109)	$(11,666)	$(46,412)	$(58,078)

Shareholders' Equity	$89,215		$83,408		$78,450		$33,487

	Net Effect of Immaterial Error

Net Loss	$(62)	$(31)	$(93)	$(802)	$(895)	$24	$(871)

Shareholders' Equity	$(303)		$(334)		$(2,037)		$(2,090)

	For the reporting year ended December 31, 2010
	As Originally Reported

	Quarter Ended	Quarter Ended	Six Months Ended	Quarter Ended	Nine Months Ended	Quarter Ended	Year Ended
	Mar-10	Jun-10	Jun-10	Sep-10	Sep-10	Dec-10	Dec-10

Net Loss	$(5,817)	$(8,968)	$(14,785)	$(4,499)	$(19,284)	$(14,541)	$(33,825)

Shareholders' Equity	$29,280		$20,291		$16,069		$4,554

	As Corrected for Effect of Immaterial Error

	Quarter Ended	Quarter Ended	Six Months Ended	Quarter Ended	Nine Months Ended	Quarter Ended	Year Ended
	Mar-10	Jun-10	Jun-10	Sep-10	Sep-10	Dec-10	Dec-10

Net Loss	$(7,935)	$(6,767)	$(14,702)	$(3,442)	$(18,144)	$(15,030)	$(33,174)

Shareholders' Equity	$24,379		$17,591		$14,424		$2,421

	Net Effect of Immaterial Error

Net Loss	$(2,118)	$2,201	$83	$1,057	$1,140	$(489)	$651

Shareholders' Equity	$(4,901)		$(2,700)		$(1,645)		$(2,133)